 Interchange

Interchange Clearing LLC

700 Washington Street, Suite 401
Vancouver, WA 98660

info@interchange.com
1-855-468-7934

Interchange Clearing LLC

Annual Report of Compliance and Internal Control over Compliance

Pursuant to SEC Rule 17a-5(d)(3)
February 26, 2026

Interchange Clearing LLC's Compliance Report

Interchange Clearing LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent period May 12, 2025 to December 31, 2025;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent period ended December 31, 2025;

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent period ended December 31, 2025; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, __Louis Weitkam III_____, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Signature: _Louis Weitkam III_____
Name: __Louis Weitkam III_____
Title: __Principal Financial Officer, FINOP_____
Date: __February 2_ 6 _, _2026_____